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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                      ------------------------------------

                                 SCHEDULE 14D-9
                                 (RULE 14D-101)
          SOLICITATION/RECOMMENDATION STATEMENT UNDER SECTION 14(D)(4)
                     OF THE SECURITIES EXCHANGE ACT OF 1934

                      ------------------------------------

                                  ALPNET, INC.
                           (Name of Subject Company)
                                  ALPNET, INC.
                       (Name of Persons Filing Statement)
                          COMMON SHARES, NO PAR VALUE
                         (Title of Class of Securities)
                                  021089 10 7
                     (CUSIP Number of Class of Securities)

                  MICHAEL F. EICHNER, CHIEF EXECUTIVE OFFICER
                                      AND
                    JOHN W. WITTWER, CHIEF FINANCIAL OFFICER
                                  ALPNET, INC.
                      4460 SOUTH HIGHLAND DRIVE, SUITE 100
                        SALT LAKE CITY, UTAH 84124-3543
                           TELEPHONE: (801) 273-6600
            (Name, address and telephone number of person authorized
to receive notices and communications on behalf of the persons filing statement)

                                    Copy to:

                              LAURIE S. HART, ESQ.
                             RICHARD T. BEARD, ESQ.
                         CALLISTER NEBEKER & MCCULLOUGH
                          GATEWAY TOWER EAST SUITE 900
                           SALT LAKE CITY, UTAH 84133
                           TELEPHONE: (801) 530-7300

     [ ] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

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ITEM 1.  SUBJECT COMPANY INFORMATION

     The name of the subject company is ALPNET Inc., a Utah corporation (the "Company"). The address of its principal executive offices is 4460 South Highland Drive, Suite 100, Salt Lake City, Utah 84124-3543. The telephone number of the Company at its principal executive offices is (801) 273-6600.

     The title of the class of equity securities to which this Solicitation/Recommendation Statement on Schedule 14D-9 (this "Statement") relates is the Company's common shares, no par value (the "Common Shares" or the "Shares"). As of October 31, 2001, there were 32,519,558 Shares issued and outstanding.

ITEM 2.  IDENTITY AND BACKGROUND OF FILING PERSON

     The filing person is the Company. The Company's name, business address and business telephone number are set forth in Item 1 above.

     This Statement relates to the cash tender offer by Arctic, Inc., a Utah corporation ("Purchaser") and a wholly owned subsidiary of SDL plc, a company organized under the laws of England and Wales ("Parent") (Parent and Purchaser are sometimes collectively referred to herein as the "S Group"), to purchase each issued and outstanding Share for $0.21 per Share, net to the seller in cash, without interest thereon (the "Per Share Offer Price"). The Offer is described in the Offer to Purchase, dated December 13, 2001 (the "Offer to Purchase"), included in the S Group's Tender Offer Statement on Schedule TO filed with the Securities and Exchange Commission on December 13, 2001 (as amended or supplemented from time to time, the "Schedule TO"), and the related Letter of Transmittal (which together collectively constitute the "Offer").

     The Offer is being made pursuant to an Agreement and Plan of Merger, dated as of December 12, 2001 (the "Merger Agreement"), among the Company, Parent and Purchaser. The Merger Agreement provides that, subject to the satisfaction or waiver of certain conditions, following completion of the Offer, and in accordance with the Utah Revised Business Corporation Act (the "URBCA"), Purchaser will be merged with and into the Company (the "Merger"), with the Company surviving as a wholly owned subsidiary of Parent (the "Surviving Corporation"). At the effective time of the Merger (the "Effective Time"), each Share outstanding (other than Shares owned by Parent, the Purchaser or the Company or any subsidiary of Parent or the Company or by shareholders, if any, who are entitled to and properly exercise dissenters rights in accordance with the URBCA) will be converted into the right to receive the Per Share Offer Price. The summary of the Merger Agreement contained in Item 3 hereof is qualified in its entirety by reference to the Merger Agreement, which is filed as Exhibit (e)(10) hereto. The Merger Agreement should be read in its entirety for a more complete description of the matters summarized above.

     As set forth in the Schedule TO, the principal executive offices and telephone number of Purchaser and Parent is Butler House, Market Street, Maidenhead, Berkshire S16 8AA, United Kingdom, telephone no. +44.162.6410.127.

ITEM 3.  PAST CONTACTS, TRANSACTIONS, NEGOTIATIONS, AND AGREEMENTS

     Each material contract, agreement, arrangement or understanding and any actual or potential conflict of interest between the Company or its affiliates and (i) its executive officers, directors and affiliates or (ii) Parent or the Purchaser and their executive officers, directors and affiliates, is set forth below or in "Item 4. The Solicitation or Recommendation--Reasons for the Recommendation of the Board of Directors." The Board of Directors of the Company (the "Board" or the "Board of Directors") was aware of these contracts, agreements, arrangements or understandings and any actual or potential conflicts of interest and considered them along with the other matters described below in "Item 4. The Solicitation or Recommendation--Reasons for the Recommendation of the Board of Directors."

     (a) Except as disclosed above in this Item 3(a), during the past two years, there have been no transactions that would be required to be disclosed under this Item 3(a) between any of the Purchaser or Parent or, to the best knowledge of the Purchaser and Parent, any of the persons listed on Schedule I to the Offer to Purchase, and the Company or any of its executive officers, directors or affiliates.

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     (b) Except as set forth herein, there have been no material contacts, negotiations or transactions during the past two years which would be required to be disclosed under this Item 3(b) between any of the Purchaser or Parent or any of their respective subsidiaries or, to the best knowledge of the Purchaser and Parent, any of those persons listed on Schedule I to the Offer to Purchase and the Company or its affiliates concerning a merger, consolidation or acquisition, a tender offer or other acquisition of securities, an election of directors or a sale or other transfer of a material amount of assets.

     Certain contracts, agreements, arrangements or understandings between the Company or its affiliates and certain of its directors and executive officers are described in the Company's Proxy Statement, dated March 27, 2001 (the "Proxy Statement"), under the headings "Executive Compensation," "Summary Compensation Table," and "Option Grants In Last Fiscal Year." Such portions of the Proxy Statement are incorporated herein by reference.

NOTES DUE TO CERTAIN OFFICERS, DIRECTORS AND SHAREHOLDERS

     During 1999, the Company acquired EP Electronic Publishing Partners GmbH ("EP"), a German corporation. In connection with this acquisition, the Company issued approximately $133,000 of convertible unsecured notes to former shareholders of EP who are affiliates of the Company. These notes bear an interest rate of 8 percent and are repayable in three equal installments due 36, 48 and 60 months from the date of the notes, June 30, 1999. The outstanding principal may be converted, at the option of the lender, into restricted common shares of the Company at any time after June 30, 2000. The beginning conversion price is $1.78 (based on the average market value of the Company's shares for the five trading days prior to the note date, June 30, 1999) and increases by 10 percent per year beginning June 30, 2001. The Company has the right to repay the outstanding principal of the notes at any time without penalty. Such summary and description are qualified in their entirety by reference to a form of the Convertible Unsecured Notes, which is filed as Exhibit (e)(1) hereto.

     During 1999, the Company issued approximately $1.8 million of convertible notes to private investors, $490,000 of which were issued to related parties. These notes have a variable interest rate of US prime plus 2% (11.5% and 10.25% as of December 31, 2000 and 1999, respectively), and are repayable in three equal installments due 36, 48 and 60 months from the date of issuance. The outstanding principal is convertible, at the option of the lender, into restricted common shares of the Company at any time after issuance. The conversion price is the average market value of the Company's common shares for the five trading days prior to issuance of the notes. The conversion price of the notes ranges from $1.72 to $2.73. One of the private investors with a convertible note in the amount of $150,000, who was a related party in 1999, ceased to be a related party in 2000. The Company has the right to prepay the notes at any time prior to maturity, upon 30 days' notice. Such summary and description are qualified in their entirety by reference to a form of the Convertible Unsecured Notes, which is filed as Exhibit (e)(1) hereto.

     During 2000, the Company issued approximately $2.0 million of convertible notes to private investors some of whom are affiliates of the Company. These notes have a variable interest rate of US prime plus 2%, and are repayable in three equal installments due 36, 48 and 60 months from the date of issuance. The outstanding principal is convertible, at the option of the lender, into common shares of the Company's common stock at any time after issuance. The conversion price of each note is the average market value of the Company's stock for the five trading days prior to issuance of the notes. The conversion price of the notes ranges from $2.22 to $5.29. The Company has the right to prepay the notes at any time prior to maturity. In connection with approximately $1.7 million of the notes, the Company issued warrants for approximately 385,000 additional shares at an exercise price of $3.33 which are immediately exercisable and expire two years from the date of grant. Such summary and description are qualified in their entirety by reference to a form of the Convertible Unsecured Notes, which is filed as Exhibit (e)(1) and a form of the Warrants, which is filed as Exhibit (e)(2) hereto.

     In May 2001, the Company finalized a financing transaction with a major shareholder. The major shareholder made a direct loan of $500,000 which is repayable in full, along with accrued interest at 11%, on December 31, 2001. The loan is guaranteed by the Company and its Netherlands holding company and is also collateralized by all of the shares of stock of the Company's Netherlands operating company. Such summary and

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description are qualified in their entirety by reference to the Loan Agreement, which is filed as Exhibit (e)(3) hereto.

     In August 2001, the Company finalized a direct loan with a second major shareholder in the amount of $500,000 which is repayable in full, along with accrued interest at 11%, on December 31, 2001. This loan is guaranteed by the Company and is collateralized by all of the ownership interests in the Company's German subsidiaries. Such summary and description are qualified in their entirety by reference to the Loan and Security Agreement, which is filed as Exhibit (e)(4) hereto.

LEASE OF FACILITY FROM SHAREHOLDER

     The Company leases its Hengelo, Netherlands facility from a major shareholder. The annual rent is approximately $200,000 (depending on currency exchange rates.)

INSURANCE ISSUED BY AFFILIATE OF DIRECTOR/OFFICER

     A son of a director and officer of the Company is the managing partner of the insurance agency issuing insurance policies to the Company and one of its subsidiaries. The annual premiums total approximately $199,235.

NOTE DUE TO PURCHASER

     On November 13, 2001, Purchaser loaned $1 million to the Company. This loan is required to be repaid on or before May 13, 2002 and is secured by the capital stock of the Canadian subsidiaries of the Company and an intercompany payable owed to the Company by one of its Canadian subsidiaries. Interest on the loan accrues at a rate of 8% per annum. Under the terms of the promissory note relating to the loan, Purchaser can, in its sole discretion, lend an additional amount of up to $1 million on the same terms and secured by the same assets as the first loan. In addition to other customary events of default, a merger, sale of substantially all assets or other business combination involving the Company and any party other than Purchaser or an affiliate of Purchaser constitutes an event of default under the loan following which the loan is immediately repayable. Such summary and description are qualified in their entirety by reference to the Secured Convertible Promissory Note, Security and Pledge Agreement, the two Pledge Agreements and the Guarantee Agreement, which are filed as Exhibits (e)(5) through (e)(9) hereto.

     The Company has employment agreements with 14 key management employees that contain severance obligations in the event of their termination without cause. These employment agreements were entered into in the ordinary course of business and were entered into prior to any discussions regarding this transaction.

MERGER AGREEMENT

     The Merger Agreement provides that, following the satisfaction or waiver of the conditions described below under "-- Conditions to the Merger", the Purchaser will be merged with and into the Company, with the Company being the surviving corporation (the "Surviving Corporation"), and each issued Share (other than Shares owned by Parent, the Purchaser or the Company or any wholly owned subsidiary of Parent or by shareholders, if any, who are entitled to and who properly exercise dissenters' rights under the URBCA) will be converted into the right to receive $0.21 in cash, without interest thereon.

     VOTE REQUIRED TO APPROVE MERGER. The URBCA requires, among other things, that the Merger Agreement must be approved by the holders of a majority of the shares entitled to vote thereon. Other than the Shares, there are no shares of any class of the Company outstanding. Consequently, the Company will call and hold a meeting of its shareholders promptly following the consummation of the Offer for the purposes of voting upon the approval of the Merger Agreement. At such meeting all Shares then owned by Parent or the Purchaser will be voted in favor of the approval of the Merger Agreement. If the Purchaser acquires -- through the Offer, the Merger Agreement or otherwise -- at least a majority of the Shares (which would be the case if the Minimum Tender Condition were satisfied and the Purchaser were to accept for payment Shares tendered pursuant to the Offer), it would have sufficient voting power to effect the Merger even if no other shareholders of the Company
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vote in favor of the Merger. If the Purchaser acquires Shares representing at least 90% of the total outstanding shares of the Company pursuant to the Offer or otherwise (including pursuant to the Stock Option Agreement described below) the Purchaser would be able to effect the Merger pursuant to the "short-form" merger provisions of Section 16-10a-1104 of the URBCA, without any action by any other shareholder of the Company. In such event, the Purchaser intends to effect the Merger as promptly as practicable following the purchase of Shares in Offer.

     CONDITIONS TO THE MERGER. The Merger Agreement provides that the respective obligations of each party to effect the Merger are subject to the satisfaction or waiver of certain conditions, including the following: (a) the holders of at least a majority of the Shares shall have approved the Merger Agreement at a meeting of the Company's shareholders (the "Company Shareholders Approval") and a majority of the shareholders of Parent have approved the Merger Agreement and the transactions contemplated thereby (the "Parent Shareholders Approval"); (b) no government, court, tribunal, arbitrator, authority, agency, commission, stock exchange, self-regulatory organization, official or other instrumentality of the United States, any foreign country, supranational organization or any domestic or foreign state, county, city or other political subdivision, including, without limitation, the Commission or the Internal Revenue Service (a "Governmental or Regulatory Authority") shall have enacted, issued, promulgated, enforced or entered any law or order (whether temporary, preliminary or permanent) which is then in effect and has the effect of making illegal or otherwise restricting, preventing or prohibiting consummation of the Merger; (c) the Purchaser shall have previously accepted for payment and paid for the Shares pursuant to the Offer; (d) the Company's net external debt shall not exceed $14 million; (e) the net assets of the Company and its subsidiaries on a consolidated basis shall not be less than $5 million; (f) each of the representations and warranties made by the Company shall be true and correct in all material respects; and (g) the parties shall have performed and complied with, in all material respects, each agreement, covenant and obligation required in the Merger Agreement.

     Net external debt shall include all overdrafts, borrowings, indebtedness for borrowed money, loans, debt, hire purchase, finance leases and similar commitments to third parties (other than trade payables, accrued payroll and related benefits, accrued charges related to the restructuring or related activities, other accrued expenses and income taxes payable, incurred in the ordinary course of business consistent with past practice) owed by the Company or its subsidiaries to any person other than the Company or its subsidiaries less all cash balances held by the Company or its subsidiaries with any person other than the Company or its subsidiaries. Any reduction in cash balances arising from restructuring actions taken prior to the effective time of the Merger (the "Effective Time"), upon the mutual agreement of Company and Parent, evidenced by the prior written consent of Parent that such actions are to be excluded from the calculation of net external debt, shall be excluded from the calculation of net external debt.

     Any reduction in net assets arising from restructuring actions taken prior to the Effective Time, upon the mutual agreement of the Company and Parent, shall be excluded from the calculation of net assets.

     TERMINATION OF THE MERGER AGREEMENT. The Merger Agreement may be terminated, and the Offer and the Merger may be abandoned, at any time prior to the Effective Time:

     (a)   by mutual written agreement of Parent and the Company;

     (b)   by either Parent or the Company:

        (i) if (A) as of the result of the failure of any of the conditions set forth under Section 14, the Offer shall have terminated or expired in accordance with its terms without the Purchaser having purchased any Shares pursuant to the Offer or (B) the Purchaser shall not have accepted for payment any Shares pursuant to the Offer prior to the Outside Date; provided, however, that this right to terminate the Merger Agreement is not available to any party whose failure to perform any of its obligations under the Merger Agreement results in the failure of the Offer to be consummated by such time;

        (ii) if the Company Shareholders Approval is not obtained by reason of the failure to obtain the requisite vote upon a vote held at a meeting of such shareholders, or any adjournment thereof,

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             called therefor, provided that the Company shall have no right to terminate the Merger Agreement if such failure is due to delay or default on the part of the Company;

        (iii) if there has been a material breach of any representation, warranty, covenant or agreement set forth in the Merger Agreement, on the part of the non-terminating party which breach has not been cured within thirty (30) days following receipt by the non-terminating party of written notice of such breach from the terminating party;

        (iv) if any court of competent jurisdiction or other competent Governmental or Regulatory Authority shall have issued an order making illegal or otherwise restricting, preventing or prohibiting the Merger and such order shall have become final and nonappealable; or

        (v) if the Parent Shareholders Approval shall not be obtained by reason of the failure to obtain the requisite vote upon a vote held at a meeting of such shareholders, or any adjournment thereof, called therefor, unless such failure is due to delay or default on the part of Parent.

     (c) by the Company if the Board of Directors of the Company shall have determined in good faith, based upon the advice of Callister, Nebeker & McCullough, that failure to terminate the Merger Agreement is reasonably likely to result in the Board of Directors breaching its fiduciary duties to shareholders under applicable law by reason of the pendency of an unsolicited, bona fide proposal for a Superior Company Transaction (as defined below), but only if the Company and its subsidiaries and other representatives of the Company shall have complied with their obligations pursuant to the provisions under "-- No Solicitation" below; provided, however, that this right to terminate shall not apply unless five business days shall have elapsed after delivery to Parent of a written notice of such determination by such Board of Directors;

     (d)   by Parent:

        (i) if the Board of Directors of the Company or any committee thereof shall have (x) failed to recommend or withdrawn or modified in a manner adverse to Parent its approval or recommendation of the Merger Agreement, the Offer and the Merger, (y) recommended or taken no position with respect to a proposal for a Company Alternative Transaction (as defined below) or (z) following the announcement or making of a proposal for a Company Alternative Transaction, failed to reconfirm its recommendation of the Merger Agreement and the Merger within 96 hours following a written request for such reconfirmation by Parent; or

        (ii) there shall have occurred the entry by a court having jurisdiction in the premises of (x) a decree or order for relief in respect of the Company or any subsidiary in an involuntary case or proceeding under any applicable federal or state or foreign bankruptcy, insolvency, reorganization or other similar law or (y) a decree or order adjudging the Company or any subsidiary a bankrupt or insolvent, or approving as properly filed a petition seeking reorganization, arrangement, adjustment or composition of or in respect of the Company or any subsidiary under any applicable federal or state or foreign law, or appointing a custodian, receiver, liquidator, assignee, trustee, sequestrator or other similar official of the Company or any subsidiary or of any substantial part of its property, or ordering the winding up or liquidation of its affairs.

     NO SOLICITATION.  Prior to the Effective Time, the Company has agreed:

     (i)   that neither it nor any of its subsidiaries or other affiliates shall, and they shall use their reasonable best efforts to cause their respective representatives not to, initiate, solicit or encourage, directly or indirectly, any inquiries or the making or implementation of any proposal or offer (including, without limitation, any proposal or offer to the Company's shareholders) with respect to a merger, consolidation or other business combination including the Company or any of its subsidiaries, or any acquisition or similar transaction (including, without limitation, a tender or exchange offer) involving the purchase of all or any significant portion of the assets of the Company and its subsidiaries taken as a whole or 10% or more of the outstanding Shares (any such transaction, other than the transactions
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        contemplated by the Merger Agreement, being hereinafter referred to as a
        "Company Alternative Transaction"), or engage in any negotiations to (v) provide any confidential information or data to (w) have any discussions with any person relating to, (x) enter into any contract agreement, understanding or arrangement relating to, (y) consummate or (z) otherwise facilitate any effort or attempt to make or implement, a Company Alternative Transaction;

     (ii) that it will immediately cease and cause to be terminated any existing activities, discussions or negotiations with any person with respect to any of the foregoing, and it will take the necessary steps to inform such person with respect to any of the foregoing; and

     (iii) that it will notify Parent immediately if any such inquiries, proposals or offers are received by, any such information is requested from, or any such negotiations or discussions are sought to be initiated or continued with it by any person.

     However, the Company is not prohibited from furnishing information to or entering into discussions or negotiations with any person with sufficient financial resources to consummate the applicable proposed Company Alternative Transaction that makes a bona fide unsolicited written proposal not subject to any financing condition for a Company Alternative Transaction if, and only to the extent that:

     (i) the Board of Directors of the Company concludes in good faith that such proposal if consummated is reasonably likely to result in a Superior Company Transaction (as defined below), and that such Company Alternative Transaction is reasonably likely to be consummated;

     (ii) the Board of Directors of the Company, based upon the advice of Callister, Nebeker & McCullough, determines in good faith that the failure to so act is reasonably likely to result in the Board of Directors breaching its fiduciary duties to shareholders imposed by law;

     (iii) the Company shall have entered into a confidentiality and standstill agreement with such person in customary form which names Parent and the Purchaser as an intended beneficiary and which is reasonably acceptable to Parent;

     (iv) prior to furnishing such information to, or entering into discussions or negotiations with, such person, the Company provides written notice to Parent to the effect that it is furnishing information to, or entering into discussions or negotiations with, such person, which notice shall identify such person and the proposed terms of such Company Alternative Transaction in reasonable detail; and

     (v) the Company keeps Parent informed of the status and all material information with respect to any such discussions or negotiations; and

provided; that the foregoing shall not (x) permit the Company to terminate the Merger Agreement (except in accordance with the provisions of the Merger Agreement described under "-- Termination of the Merger Agreement" above), (y) permit the Company to enter into any agreement with respect to a Company Alternative Transaction for so long as the Merger Agreement remains in effect (other than a confidentiality agreement under the circumstances described above), or (z) affect any other obligation of the Company under the Merger Agreement.

     The Company is also not prevented from complying, to the extent required, with Rule 14e-2 under the Exchange Act with regard to any proposal relating to a Company Alternative Transaction.

     "Superior Company Transaction" is defined in the Merger Agreement to mean any Company Alternative Transaction which:

     (i) relates to 50% of the outstanding Shares or all or substantially all of its and its subsidiaries' assets taken as a whole;

     (ii)   is not conditioned on the receipt of financing;

     (iii)  is made by a person who the Board of Directors of the Company has reasonably concluded in good faith will have adequate financial resources to, and will not encounter significant regulatory obstacles in order to, consummate such Company Alternative
            Transaction;
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     (iv)  involves only the payment of cash; and

     (v) is on terms that the Board of Directors of the Company determines in its good faith judgment, taking into account all relevant factors, (including the advice of D.A. Davidson & Co. or a successor approved by Parent, which approval shall not be unreasonably withheld, and all the terms and conditions of the Company Alternative Transaction, including any break-up fees, expense reimbursement provisions and conditions to consummation) are more favorable and provide greater value to all of the Company's shareholders than the Merger Agreement and the Merger taken as a whole.

     The Merger Agreement provides that the Company will advise Parent immediately that a Superior Company Transaction or a Company Alternative Transaction is received. Prior to furnishing such information to, or entering into discussions or negotiations with, such person, the Company must provide written notice to Parent to the effect that it is furnishing information to, or entering into discussions or negotiations with, such person, which notice shall identify such person and the proposed terms of such Company Alternative Transaction in reasonable detail, and that the Company will keep Parent informed of the status and all material information with respect to any such discussions or negotiations.

     FEES AND EXPENSES. All fees and expenses incurred in connection with the preparation, execution and performance of the Merger Agreement and the consummation of the Merger will be paid by the party incurring such fees and expenses except that the expenses incurred in connection with printing and mailing the proxy statement as well as any filing fees relating thereto, shall be shared equally by Parent and Company.

     TERMINATION FEE.  If the Merger Agreement is terminated:

     (i) by the Company because the Board of Directors of the Company shall have determined in good faith, based on the advice of Callister, Nebeker & McCullough, that failure to terminate the Merger Agreement is reasonably likely to result in the Board of Directors breaching its fiduciary duties to shareholders under applicable law by reason of the pendency of an unsolicited, bona fide proposal for a Superior Company Transaction; or

     (ii) by the Parent due to a material breach of a representation, warranty covenant or agreement which has not been cured for 30 days or due to the fact that the Board of Director of the Company shall have (a) failed to recommend or withdrawn or modified in a manner adverse to Parent its approval or recommendation of the Merger; (b) recommended or taken no position with respect to a proposal for a Company Alternative Transaction; or (c) following the announcement or making of a proposal for a Company Alternative Transaction, failed to reconfirm in writing its recommendation of the Merger and within 96 hours the Company has agreed to pay the Parent a termination fee equal to $300,000 prior to any such termination.

     Further, following the public announcement of a proposal for a Company Alternative Transaction the Company shall have terminated the Merger Agreement pursuant to the provisions described in either clause (b)(i) or (b)(ii) under "-- Termination of the Merger Agreement" and, within twelve (12) months after any termination described above, the Company or any of its subsidiaries shall have entered into a binding agreement providing for the consummation of, or have consummated a Company Alternative Transaction, then, in any of such cases, the Company shall pay the Parent a termination fee equal to $300,000.

     In the event the Merger Agreement is terminated, no provision of the Merger Agreement survives, except for the provisions relating to termination, brokers' expenses, liabilities relating to pre-termination breaches and miscellaneous provisions of general application.

     CONDUCT OF BUSINESS. The Merger Agreement provides that, except as expressly contemplated or permitted by the agreement, or to the extent that Parent shall otherwise previously consent in writing, at all times from and after the date of the Merger Agreement until the Effective Time, the Company and each of its subsidiaries shall conduct their respective businesses only in, and none of the Company, and such subsidiaries shall take any action except in, the ordinary course consistent with past practice.

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     Without limiting the generality of the foregoing, (a) the Company and its subsidiaries shall comply in all material respects with all laws and orders of all Governmental or Regulatory Authorities applicable to them; and (b) the Company shall not, nor shall it permit any of its subsidiaries to, except as otherwise expressly provided for in the Merger Agreement, or as required, at Parent's request, to cancel outstanding employee stock options:

     (i) amend or propose to amend its certificate or articles of incorporation or bylaws (or other comparable corporate charter documents);

     (ii) (w) declare, set aside or pay any dividends on or make other distributions in respect of any of its capital stock (x) split, combine, reclassify or take similar action with respect to any of its capital stock or issue or authorize or propose the issuance of any other securities in respect of, in lieu of or in substitution for shares of its capital stock, (y) adopt a plan of complete or partial liquidation or resolutions providing for or authorizing such liquidation or a dissolution, merger, consolidation, restructuring, recapitalization or other reorganization or (z) directly or indirectly redeem, repurchase or otherwise acquire any shares of its capital stock or any option with respect thereto;

     (iii) issue, deliver or sell, or authorize or propose the issuance, delivery or sale of, any shares of its capital stock or any option with respect thereto (other than (y) the issuance of Shares pursuant to options outstanding on the date of the Merger Agreement and in accordance with their present terms, and (z) the issuance by a wholly-owned subsidiary of its capital stock to its parent corporation or to another wholly-owned subsidiary of its parent corporation);

     (iv) modify or amend any right of any holder of outstanding shares of capital stock or options with respect thereto;

     (v) acquire (by merging or consolidating with, or by purchasing any equity interest in or assets (with a fair market value of $10,000 individually or in the aggregate of, or by any other manner) any business or any corporation, partnership, association or other business organization or division thereof or otherwise acquire or agree to acquire any such assets;

     (vi) sell, lease, grant any security interest in or otherwise dispose of or encumber any of its material assets or properties or any shares of capital stock or equity or other interests in any subsidiaries or investments;

     (vii) except to the extent required by applicable law, (x) permit any material change in (A) any pricing (except in the ordinary course of business consistent with past practice), marketing, purchasing, investment, accounting, financial reporting, inventory, credit (except in the ordinary course of business consistent with past practice), allowance or tax practice or policy or (B) any method of calculating any bad debt, contingency or other reserve for accounting, financial reporting or tax purposes, or (y) make any material tax election or settle or compromise any material income tax liability with any Governmental or Regulatory Authority;

     (viii) (x) incur (which shall be deemed to include entering into credit agreements, lines of credit or similar arrangements until borrowings are made under such arrangements) any indebtedness for borrowed money or guarantee any such indebtedness or (y) voluntarily purchase, cancel, prepay or otherwise provide for a complete or partial discharge in advance of a scheduled repayment date with respect to, or waive any right under, any indebtedness for borrowed money other than in the ordinary course of its business consistent with past practice;

     (ix) enter into, adopt, amend in any material respect (except as may be required by applicable law) or terminate any Company plan or, as the case may be, or other agreement, arrangement, plan or policy between such party or one of its subsidiaries and one or more of its directors, officers or employees, or, increase in any manner the compensation or fringe benefits of any director, officer or employee or pay any benefit not required by any agreement, arrangement, plan or policy in effect as of the date hereof, other than in respect to an employee who is not a director or officer in the ordinary course of business consistent with past practice;

     (x) enter into any note, bond, mortgage, security agreement, indenture, license, franchise, permit, concession, contract, lease or other instrument, obligation or agreement of any kind (a "Contract") or amend or modify any existing Contract, or engage in any new transaction with (a) any person not an affiliate of the Company which such Contract obligates the Company to expend $5,000, other than Contracts with any customer which obligate the Company to expend $100,000 and (b) any affiliate of the Company or any of its subsidiaries;

     (xi) make any capital expenditures or commitments for additions to plant, property or equipment constituting capital assets in excess of $5,000 individually or $25,000 in the aggregate;

     (xii) incur any indebtedness for borrowed money with respect to Automated Language Processing Systems Ltd. or Alpnet Canada Inc. other than utilizing the existing CIBC bank line for amounts up to C$2 million in the aggregate. For any use of the CIBC bank line over and above such aggregate amount the prior written consent of Parent must be obtained by Company;

     (xiii) make any material change in the lines of business in which it participates or is engaged; or

     (xiv) enter into any Contract, commitment or arrangement to do or engage in any of the foregoing.

     REGULATORY AND OTHER APPROVALS. Subject to the terms and conditions of the Merger Agreement, prior to the Effective Time the Company will, as promptly as practicable:

     (i) obtain all consents, approvals or actions of, make all filings with and give all notices to Governmental or Regulatory Authorities or any other public or private third parties as identified in the Merger Agreement required of the Company or any of its subsidiaries to consummate the Merger or the Offer and the other matters contemplated hereby; and

     (ii) provide such other information and communications to such Governmental or Regulatory Authorities or other public or private third parties as the other party or such Governmental or Regulatory Authorities or other public or private third parties may request in connection therewith. In addition to and not in limitation of the foregoing, each of the parties, as applicable, will (x) take promptly all actions necessary to make any filings required of Parent and the Company or their affiliates under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended ("HSR Act"), (y) comply at the earliest practicable date with any request for additional information received by such party or its affiliates from the Federal Trade Commission (the "FTC") or the Antitrust Division of the Department of Justice (the "Antitrust Division") pursuant to the HSR Act, and (z) cooperate with the other party in connection with such party's filings under the HSR Act and in connection with resolving any investigation or other inquiry concerning the Merger or the other matters contemplated by the Merger Agreement commenced by either the FTC or the Antitrust Division or state attorneys general; provided, however, that nothing in the Merger Agreement shall obligate Parent to agree to hold separate, sell or otherwise dispose of any subsidiary or Investment of Parent or of the Company or any assets or properties thereof.

     STOCK OPTIONS. At the effective time of the Merger, each of the employee stock option plans shall terminate and each option to purchase shares of the Company's common stock under the Company stock option plan will be terminated; provided however that any holder of such options will have the right immediately prior to the Merger to exercise such option, in whole or in part, whether or not applicable vesting requirements have been satisfied.

     DIRECTOR AND OFFICER INSURANCE AND INDEMNIFICATION. Until the third anniversary of the Effective Time and for so long thereafter as any claim for indemnification asserted on or prior to such date has not been fully adjudicated, the Company shall indemnify, defend and hold harmless each person who is now, or has been at any time prior to the date hereof or who becomes prior to the Effective Time, a director or officer of the Company or any of its subsidiaries (the "Indemnified Parties") against:

     (i) all losses, claims, damages, costs and expenses (including reasonable attorneys' fees), liabilities, judgments and settlement amounts that are paid or incurred in connection with any claim, action, suit, proceeding or investigation (whether civil, criminal, administrative or investigative and whether asserted or claimed prior to, at or after the Effective Time) that is based on, or arises out of, the fact that such Indemnified Party is or was a director or officer of the Company or any of its subsidiaries and relates to or arises out of any action or omission occurring at or prior to the Effective Time ("Indemnified Liabilities"); and

     (ii) all Indemnified Liabilities based on, or arising out of, or pertaining to the Merger Agreement or the transactions contemplated by the Merger Agreement, in each case to the full extent a corporation is permitted under applicable law to indemnify its own directors or officers, as the case may be;

        provided that the Surviving Corporation shall not be liable for any settlement of any claim effected without its written consent, which consent shall not be unreasonably withheld; and provided, further, that the Surviving Corporation shall not be liable for any Indemnified Liabilities which occur as a result of the Indemnified Party's criminal or fraudulent actions.

     Subject to the provisions of the Merger Agreement, the Company will pay an Indemnified Party's expenses in advance of the final disposition provided that the claiming party provides an undertaking to repay such advanced expenses should it be determined that such person is not entitled to such indemnification, and retains counsel reasonably satisfactory to the Company. The Company shall use all commercially reasonable efforts to assist in the defense of any such matter. For three years after the Effective Time of the Merger, the Company will maintain in effect the policies of directors' and officers' liability insurance maintained by the Company provided that the Company is not obligated to spend more than 115% of the aggregate insurance premiums paid by the Company for such directors' and officers' liability insurance.

     REPRESENTATIONS AND WARRANTIES. The Merger Agreement contains various customary representations and warranties, including representations relating to corporate existence and power; subsidiaries; capitalization; corporate authorizations; government authorizations; Commission filings; absence of undisclosed liabilities; accuracy of certain disclosures; absence of certain changes; litigation; compliance with laws; environmental matters; employment matters; ERISA compliance; taxes; shareholder voting requirements; state takeover statutes; opinion of the Company's financial advisor; intellectual property; contracts; assets; insurance; affiliate arrangements; vote required for approval of the Merger; ownership of Parent equity; bankruptcy; internal controls; and Investment Company Act.

     Certain representations and warranties in the Merger Agreement made by the Company and Parent are qualified by concepts of "material," "materially adverse," and "material adverse effect," which are defined to mean any event, change or effect that is material or materially adverse, as the case may be, to the business, assets, liabilities, condition (financial or otherwise), results of operations or prospects of such entity (or of such group of entities taken as a whole), provided, that, to be deemed "material" or "materially adverse" or having a "materially adverse effect" the damages must exceed $300,000.

     AMENDMENT, EXTENSION AND WAIVER. The respective boards of Parent, the Company and Purchaser may amend the Merger Agreement by written agreement at any time prior to, or after, shareholder approval of the Merger Agreement, but after such adoption and approval, only to the extent permitted by applicable law. At any time prior to the Effective Time of the Merger, to the extent legally allowed, Parent, the Company and Purchaser may:

     (i) extend the time for performance of any of the obligations or other acts of the other parties to the Merger Agreement;

     (ii) waive any inaccuracies in the representations and warranties contained in the Merger Agreement or in any document delivered in connection with the Merger Agreement; and

     (iii) waive compliance with any of the agreements or conditions contained in the Merger Agreement.

     Extensions or waivers must be in writing and signed by the party granting the extension or waiver.

     The foregoing summary of the Merger Agreement is qualified in its entirety by reference to the Merger Agreement, a copy of which is filed as Exhibit
(e)(10) hereto. The Merger Agreement should be read in its entirety for a more complete description of the matters summarized above.

SHARE OPTION AGREEMENT

     The Company and the Purchaser entered into a Share Option Agreement, dated as of December 12, 2001 (the "Share Option Agreement") pursuant to which the Purchaser is entitled to purchase Shares, at a price of $0.21 per share, so that the Purchaser, following the purchase of Shares under the Share Option Agreement, shall then own 90.1% of the Shares; provided that to purchase Shares under the Share Option Agreement, Purchaser must own at least 75% of the Shares prior to exercising the option.

     Such summaries are qualified in their entirety by reference to the Merger Agreement and the Share Option Agreement, copies of which are filed as Exhibit
(e)(10) and (e)(12) hereto, respectively. The Merger Agreement and the Share Option Agreement should be read in their entirety for a more complete description of the matters summarized above.

SHAREHOLDERS' AGREEMENT

     In connection with the Merger Agreement, the Chairman of the Board and the President of the Company have entered into Shareholders' Agreements, each dated as of December 12, 2001 (the "Shareholders' Agreement"), with Parent and the Purchaser. The Chairman owns 1,403,886 of the Company's Common Shares and also owns options exercisable for 60,000 additional Shares at a price of $2.42 per share. The President owns 1,170,246 of the Company's Common Shares and also owns options exercisable for 250,000 additional Shares at a price of $2.42 per share. Pursuant to the Shareholders' Agreement, the Chairman and the President each agreed, among other things: (i) to tender in the Offer all Shares beneficially owned by him; (ii) agreed to vote such Shares in favor of the Merger; and (iii) granted to Parent a proxy with respect to voting such Shares. Such summary is qualified in its entirety by reference to the Shareholders' Agreements copies of which are filed as Exhibit (e)(11) hereto.

ITEM 4.  THE SOLICITATION OR RECOMMENDATION

RECOMMENDATION OF THE COMPANY'S BOARD OF DIRECTORS

     A special meeting of the Board of Directors of the Company was held on December 11, 2001 at which (two directors were absent). All members of the Board were present except for Koos Ros and Eckart Wintzen. The Board members present unanimously: (i) determined that the Merger and tender offer are fair to, and in the best interests of, the shareholders of the Company; (ii) approved the tender offer contemplated in the Merger Agreement and recommended to the shareholders of the Company that they accept the tender offer and tender their Common Shares pursuant thereto; (iii) recommended that the shareholders of the Company vote in favor of adoption of the Merger Agreement at any meeting of shareholders of the Company that may be called to consider adopting the Merger Agreement; and (iv) approved and declared advisable each of the Merger Agreement, the Shareholders' Agreement and the Share Option Agreement.

     ACCORDINGLY, THE BOARD RECOMMENDS THAT THE SHAREHOLDERS OF THE COMPANY TENDER THEIR SHARES PURSUANT TO THE OFFER. A copy of a letter to the shareholders of the Company communicating the Board's recommendations is filed as Exhibit (a)(1) hereto.

BACKGROUND FOR THE RECOMMENDATION OF THE BOARD OF DIRECTORS

     On November 29, 2000, Mark Lancaster, Chairman and CEO of Parent, Floyd Bradley, a shareholder of Parent, and the Chairman of the Company met in London to discuss in general a possible transaction between the Company and Parent.

     On December 4, 2000, Mr. Lancaster and the Chairman discussed the need for further information. Public information was disclosed to Parent.

     On February 21, 2001, the Board of Directors met telephonically with all directors present. Charles Noall, the Chief Operating Officer of the Company, was also present at this meeting and all Board meetings set forth in this section. A potential transaction with Parent was discussed and the decision was made not to pursue the matter.

     On March 22, 2001, Mr. Lancaster and the Chairman met in London to again discuss a possible transaction between Parent and the Company.

     On March 28, 2001, the Company discussed a potential transaction with another third party in the industry (this party and other potential buyers are referred to as a "Competing Purchaser") and, on April 16, 2001, received an expression of interest to negotiate a transaction with a total enterprise value, including assumption of outstanding debt, of between $15,000,000 and $45,000,000.

     Sometime during April or early May, Mr. Lancaster and the Chairman discussed the potential sale of the Company on the basis of stock in Parent being exchanged for the shares of the Company.

     On May 23, 2001, the Board of Directors met with all directors present. The Board discussed falling margins and the negative impact on cash flow. Parent's interest was discussed and the decision was made not to pursue a transaction with Parent. The Board also discussed the retention of an investment banker.

     On July 3, 2001, the Board of Directors met telephonically with all directors present. The Board noted lower than projected sales revenue and the inability to improve margins in the second quarter. The Board discussed the general downturn in the economy and client's orders being reduced to only essential services. Potential transactions with three companies who had approached the Company, including Parent were discussed. It was determined that the Chairman should continue preliminary discussions with all three companies.

     On August 13, 2001 the Company received a preliminary non-binding proposal regarding the acquisition of the Company from a Competing Purchaser. The proposal was for the purchase of newly-issued shares by the Company equal to 51% of the Company's outstanding common shares for 12,000,000 Euros (approximately US$10.8 million) taking into consideration the Company's debt at a level of US$10.5 million.

     On August 15, 2001, the Board of Directors met in the Company offices in Croydon, England. The Board discussed the Company's financial situation, continued deterioration in market conditions, and the need to find a solution through a cash infusion or merger or sale of the Company or a combination of such. Alternate possibilities and inquiries by potential buyers were discussed. The Chairman discussed the inquiries and proposals from Competing Purchasers. The need to maximize shareholder value was discussed and the Board approved the retaining of an investment banker to assist in the process to get the highest value for shareholders.

     From August 16, 2001 through September 7, 2001, Mr. Wittwer and Mr. Morgan interviewed and discussed with selected investment bankers the possible engagement of such bankers to represent the Company. Representatives of Callister Nebeker & McCullough, the Company's outside legal counsel, participated in the process.

     On September 7, 2001, the Board of Directors met telephonically with all, but Mr. Dijkstra (who had resigned from the Board), present. The continuing market for the Company's clients and deteriorating financial condition of the Company were discussed. Interim financing possibilities were discussed. The expressions of interest by third parties in the industry and potential financing alternatives were discussed. The possibility of seeking protection and other benefits under a Chapter 11 bankruptcy filing was discussed. The continued need for and status of the search for an investment banker was discussed. Five proposed investment bankers were discussed and the terms of engagement were outlined. The Board approved the selection of D.A. Davidson & Co ("Davidson").

     On September 7, 2001, the Company and Davidson entered into an engagement letter whereby Davidson agreed to advise the Company with respect to any proposed acquisition of the Company. Davidson commenced a due diligence review of the Company and assisted the Company in the preparation of a Company business overview which was completed on September 27, 2001. Numerous telephone conference calls were held between Company officers and Davidson representatives through out the period including a review and discussion regarding potential candidates for the purchase of the Company including Parent.

     On September 17, 2001, the Board met telephonically. Mr. Eichner reported that the Company had entered into an engagement letter with Davidson. Discussions with a Competing Purchaser were continuing and the Board was updated on the status. The need for a formal opinion and an orderly process to secure maximum value for shareholders was discussed.

     On September 21, 2001, the Company received an unsolicited offer from a Competing Purchaser for newly-issued shares by the Company equal to 51% of the Company's outstanding common shares for 8,000,000 Euros (approximately US$7.3 million at such date).

     On September 24, 2001, the Company received a proposal from Parent offering the shareholders $10,000,000 in cash and/or Parent's shares. The proposal required a reduction of the consideration, on a dollar for dollar basis, for any debt in the Company over $8,000,000. Davidson's analysis of the proposal placed the actual consideration at a range of $4,000,000 to $5,000,000, contingent on actual debt and working capital needs of the Company.

     On September 25, 2001, the Company announced in a press release that an unsolicited offer had been received from a third party and that the Company had retained Davidson to assist in analyzing alternatives.

     From September 27, 2001 through October 11, 2001, Davidson, on behalf of the Company, conducted a survey of potential buyers, contacted parties that expressed an interest and provided information to approximately 22 potential buyers. Packages of information about the Company were sent to such parties. During such period, Davidson followed up with such parties with telephone calls.

     Between September 25, 2001 and October 11, 2001, Mr. Lancaster and representatives of Davidson held telephone conversations regarding the terms of a potential transaction.

     On October 1, 2001, the Board of Directors met telephonically. All directors were present along with outside legal counsel, two Davidson representatives, and for a portion of the meeting, a representative of a Competing Purchaser. The Competing Purchaser made a proposal to purchase certain assets of the Company and then left the meeting. Marketing efforts of Davidson were discussed. Other Competing Purchasers were discussed and Parent's proposal was discussed. Davidson analyzed the proposals and instructed the Board that Parent's proposal was more favorable to the shareholders based, among other factors, upon proposed price per share and availability of financial resources to complete a cash transaction. The Board instructed the Chairman to negotiate with Parent and Competing Purchasers to clarify proposals and seek the best price possible for shareholders.

     Throughout the period from October 1, 2001 to October 15, 2001, Company officers met telephonically on a regular basis with legal counsel and Davidson representatives to update the Company on Parent's proposed timing and process for completion of the proposed acquisition of the Company.

     On October 8, 2001, all directors but Eckart Wintzen were present by telephone at a Board meeting. A representative from Davidson was also present. The extensive search by Davidson was discussed. Other potential interests in the Company were discussed and a Competing Purchaser's and Parent's offers were discussed. The Board instructed the Chairman and the Davidson representative to seek a more favorable price. The Board also discussed potential bankruptcy issues in the event that a sale transaction could not be completed on a timely basis.

     On October 8 and 9, 2001, Davidson held discussions with Parent and a Competing Purchaser regarding their offers. The Competing Purchaser indicated that it was unable to increase its offer.

     On October 10, 2001, Mr. Lancaster and the Chairman met in London to further negotiate terms and price of a potential transaction.

     On October 12, 2001, the Company received a new proposal from Parent offering $6,500,000 in cash and shares of Parent and limiting the Company's debt to $14,000,000 excluding potential compensation for certain investors' due to alleged breaches of obligations by the Company.

     On October 14, 2001, Mr. Noall and Mr. Lancaster met to review general operations of the Company.

     On October 15, 2001, the Board of Directors met telephonically. All directors were present, except Mr. Ros and Mr. Wintzen, along with outside legal counsel, Davidson representatives and Mr. Noall. The Board discussed the deteriorating cash position of and market conditions for the Company. The Board discussed Davidson's search for potential buyers. The representatives of Davidson summarized the results of its activities and discussions with those that had expressed a preliminary interest in acquiring the Company and with other possible purchasers of the Company. The Davidson representatives stated that, based on such discussions, no other competitive offers had been made other than the proposals of Parent and one Competing Purchaser. The Board then had an extensive discussion of the two proposals. The Board authorized its officers and Davidson to negotiate the final terms of a proposed transaction with Parent and the Competing Purchaser.

     On October 15, 2001, Davidson requested that a Competing Purchaser clarify certain aspects of its offer.

     On October 16, 2001, a Competing Purchaser notified Davidson that it was withdrawing from negotiations to acquire the Company, citing concerns about the Company's working capital needs and the amount of time required to close a potential transaction.

     On October 17, 2001, Davidson received written confirmation of Competing Purchaser's withdrawal from negotiations.

     From October 16, 2001 through October 26, 2001, the Company and Parent discussed the complications in timing and expense added by the issuance of Parent's shares to Company shareholders. Messrs. Lancaster and Alistair Gordon, Parent's Chief Financial Officer, discussed pricing issues and a potential short-term loan to the Company to sustain the Company's working capital pending consummation of a business combination transaction.

     During the next several days, representatives of the Company and Parent and their respective attorneys negotiated the terms of a proposal for the basic structure and terms of the proposed transaction. Discussion of the Company undertaking due diligence of Parent in connection with the possible receipt of shares of Parent was discussed.

     On October 19, 2001, Parent proposed offering the Company's shareholders $3,500,000 in cash and $3,500,000 in Parent's shares.

     On October 22, 2001, following further discussion and negotiation, Parent agreed to make an all cash offer for $7,000,000. All directors, along with outside legal counsel and a Davidson representative met for a telephonic Board of Director's meeting. The Board discussed the increased need for working capital, which was the result of decreasing new sales and cancellations of projects, indicating continuing deteriorating market conditions. Davidson reported that the Competing Purchaser had withdrawn its offer and no new interest had been expressed by any third parties. Davidson made a presentation analyzing Parent's proposal. The Board discussed with Davidson the Company's business, the nature and results of Davidson's discussions with Competing Parties that had either previously expressed an interest in acquiring the Company or who may have strategic reasons for acquiring the Company, and discussed whether there may be other competitive bidders in addition to those contacted by Davidson. The Board discussed the proposal from Parent. The representative from Davidson indicated that, because of the process the firm had followed in order to generate interest in potential acquirers and the results of that effort, and given the current financial condition of the Company, Davidson recommended that the Company proceed with exclusive negotiations with Parent

     On October 26, 2001, the Company and Parent executed a non-binding letter of intent regarding Purchaser's intention to acquire the Company. The parties agreed that a number of issues, including those involving potential creditor claims, needed to be resolved in order for any transaction to proceed.

     From October 26, 2001 to December 12, 2001, the parties continued with the due diligence process and had various telephone conversations regarding the potential Merger.

     On November 6, 2001, Mr. Wittwer and outside legal counsel, and representatives from Davidson discussed the change in legal counsel for Parent and the change in the format of the deal to include a tender offer prior to the Merger. The status of the short term loan was also discussed.

     On November 7, 2001, all directors, and outside legal counsel met in a meeting of the Board of Directors by telephone. The loan for up to $2 million from Parent and the required security was approved by the Board. The market conditions for the Company's business, the economic downturn, the resulting impact on the Company's clients and the Company's deteriorating cash position were discussed.

     On November 8, 2001, Mr. Lancaster and Parent's attorneys, along with Messer's. Wittwer, Morgan and the Company's outside legal counsel, discussed the status of loan documents and the Company's Form 10-Q.

     During November 2001, representatives of the parties exchanged information and held a number of conversations, both in person and by teleconference, regarding due diligence matters. During this period, a representative of Parent visited the Company's facilities in most of its locations throughout the world, to meet with the management of the Company and conduct additional due diligence.

     On November 9, 2001, Mr. Lancaster and Mr. Wittwer discussed the debt situation of the Company and possible restructuring of obligations and debt of the Company. Thereafter, representatives of Parent and the Company and their respective attorneys began negotiating the terms and conditions of the definitive agreements.

     On November 13, 2001, the letter of intent was amended to, among other things, accelerate the timing on the proposal. The promissory note for up to $2,000,000 was executed by the Company and $1,000,000 was advanced by Purchaser to the Company. The Company released its third quarter results and then held a conference call for investors.

     On November 16, 2001, Messrs. Eichner, Wittwer, Morgan, outside counsel and Davidson representatives met telephonically to discuss additional inquiries regarding acquisition interest that Davidson and the Company had received from third parties. Davidson was instructed to let such third parties know that any offer would be considered by the Board in accordance with its fiduciary obligations.

     On November 16 and 17, 2001, Davidson notified such third parties that the Board would consider any offer to acquire the Company, that any offer would need to be based upon publicly available information and that any such offer would need to be received no later than November 21, 2001.

     On November 19, 2001, Koos Ros, a Director of the Company and an employee of an affiliate of the Company, and Mr. Noall met with Mr. Lancaster at the Company's Hengelo office to discuss the loan made by the affiliate Company.

     On November 28, 2001, Messrs. Lancaster and Gordon and the Chairman and Mr. Wittwer had a telephone conference which was followed up on the 29th in writing proposing a lowering of the price and a further adjustment to the deal by requiring specific debt reduction.

     On December 1, 2001, Mr. Lancaster and the Chairman met in London to discuss the price reduction proposed by Mr. Lancaster on November 28th. They agreed there would be no reduction in the price of the proposal.

     A special meeting of the Board of Directors of the Company was held on December 11, 2001. All members of the Board were present except for Koos Ros and Eckart Wintzen. The Board members present considered the terms of the transaction, the reasons therefore and an oral opinion of Davidson (subsequently confirmed in writing) that the proposed transaction was fair to the shareholders of the Company from a financial point of view. Those directors present then unanimously: (i) determined that the Merger is fair to, and in the best interests of, the shareholders of the Company; (ii) approved the tender offer contemplated in the Merger Agreement and recommended to the shareholders of the Company that they accept the tender offer and tender their Common Shares pursuant thereto; (iii) recommended that the shareholders of the Company vote in favor of adoption of the Merger Agreement at any meeting of shareholders of the Company that may be called to consider adopting the Merger Agreement; and (iv) approved and declared advisable each of the Merger Agreement and the Option Agreement.

     On December 12, 2001, the Merger Agreement and the Option Agreement were each executed and delivered.

     On December 13, 2001, Parent and the Company issued a joint press release announcing the execution of the Merger Agreement, Parent and Purchaser filed a Schedule TO and the Company filed a Schedule 14D-9 with the Securities and Exchange Commission, each incorporating the joint press release.

REASONS FOR THE RECOMMENDATION OF THE BOARD OF DIRECTORS

     In making the determinations and recommendations set forth above, the Board considered a number of factors, including, without limitation, the following:

     - The Company's Board of Directors considered the current and historical financial condition and results of operations of the Company, as well as the current need for capital and strategic objectives, and the current and expected conditions in the industry in which the Company operates. The Company's significant and continued deterioration in its financial condition is not sustainable without a significant infusion of capital. The Company would not likely be able to meet its debt obligations and other obligations as they come due. Anticipated continuing losses further put pressure on the Company's limited financial resources.

     - The Company's clients have been impacted by the current economic conditions causing sales of the Company to weaken. The industry in which the Company operates is experiencing a general slow down.

     -  The historic and current price of the Company's Common Shares.

     - The amount of consideration to be received by the Company's shareholders in the Offer and that the Per Share Offer Price represents a substantial premium over the closing price of the Company's Common Shares of $.115 on December 10, 2001 (the last trading day prior to the meeting of the Board).

     - The representations of Parent that Parent has sufficient financial resources to consummate the Offer and the Offer is not subject to any financing condition.

     - The fact that the structure of the acquisition of the Company by Parent as provided for in the Merger Agreement involves an all cash tender offer for all outstanding Shares to be commenced promptly after the public announcement of the Merger Agreement and to be followed as promptly as practicable by a merger for the same consideration, thereby enabling the Company's shareholders to obtain cash for their Shares at the earliest possible time.

     - The Board's belief, based upon presentations by the Company's management and financial advisors, that the Per Share Offer Price was fair in light of the financial condition, results of operations, business and prospects of the Company.

     - In the case of the Board's determination and recommendation, the opinion of Davidson to the Board, dated December 11, 2001, that, as of the date of the opinion and based on and subject to certain assumptions and qualifications stated in the opinion, the consideration to be received by the shareholders of the Company in the Offer and the Merger is fair to such shareholders from a financial point of view. A copy of the Davidson opinion is attached hereto as Annex A and shareholders are urged to read such opinion in its entirety.

     - The provision of the Merger Agreement permitting the Company, subject to certain conditions, to negotiate with third parties that make unsolicited bona fide written offers of Superior Company Transactions (as defined in the Merger Agreement) not subject to any financing condition if the Board determines in good faith, based on the advice of its outside counsel, that the failure to take such action is reasonably likely to result in a breach of the Board's fiduciary obligations to the Company's shareholders imposed by law. The Board also considered the terms of the Merger Agreement permitting the Company to terminate the Merger Agreement and accept a Superior Company Transaction under certain conditions, including that the Company pay Parent a $300,000 termination fee. The Board considered the possible effect of these provisions of the Merger Agreement on third parties who might be interested in exploring an acquisition of the Company. In this regard, the Board recognized that the provisions of the Merger Agreement relating to the termination fee and the non-solicitation of takeover proposals were insisted upon by Parent as a condition to entering into the Merger Agreement.

     - The contacts that the Company and Davidson had with third parties regarding a potential transaction involving the Company, and discussions with management and Davidson regarding the absence of the likelihood that a third party would be prepared to pay a higher price for the Shares than the Per Share Offer Price in a transaction that could be completed on a timely basis.

     - The likelihood that the Offer and the Merger will be consummated in light of the fact that the Offer and the Merger are not subject to any financing or diligence condition and that the other conditions to the Offer and the Merger are customary in nature.

     - The possibility of continuing to operate the Company as an independent entity and the risks and benefits inherent therein, including the likelihood that the Company would not be able to repay its debts which come due at the end of this year.

     - Information with regard to the financial condition, results of operations, business and prospects of the Company, as well as current economic and market conditions (including current conditions in the industry in which the Company competes).

     - The terms of the Merger Agreement, including the parties' representations, warranties and covenants and the conditions to their respective obligations.

     The foregoing discussion of the information and factors considered by the Board is not intended to be exhaustive, but includes the material factors considered by the Board. In view of the variety of factors considered in connection with their evaluation of the Offer and the Merger, the Board did not find it practicable to, and did not, quantify or otherwise assign relative weights to the above factors or determine that any factor was of particular importance. Rather, the Board viewed its position and recommendations as being based on the totality of the information presented to and considered by it. In addition, it is possible that different members of the Board assigned different weights to the various factors described above.

INTENT TO TENDER

     Pursuant to the Shareholders' Agreement, the Chairman and the President of the Company have agreed to tender all of the Shares beneficially owned by them to Parent in the Offer, and to vote their Shares in favor of the Merger and against approval of any proposal made in opposition to, or in competition with, the Merger and the Merger Agreement. Such directors and executive officers own an aggregate of 2,574,132 of the Company's Common Shares, representing approximately 7.92% of the issued and outstanding Common Shares, as well as options to purchase 310,000 Shares at a price of $2.42 per share.

ITEM 5.  PERSONS/ASSETS, RETAINED, EMPLOYED, COMPENSATED OR USED

     The Company retained Davidson as its financial advisor for the transaction and to determine whether the terms of the Offer and the Merger are fair to the Company's shareholders from a financial point of view. Pursuant to the terms of Davidson's engagement, to date, the Company has paid Davidson for its services and fairness opinion an aggregate financial advisory fee equal to $100,000. In addition, the Company has agreed to pay Davidson $300,000 upon the closing of the successful Offer and reimburse Davidson for its reasonable out-of-pocket expenses in connection with its services to the Company. All fees and expenses payable to Davidson by the Company are not contingent on the consummation of the Offer or the Merger. The Company also has agreed to indemnify Davidson and certain related parties against certain liabilities, including liabilities under the Federal securities laws, arising out of Davidson's engagement.

     Except as set forth above, neither the Company nor anyone acting on its behalf has employed, retained or compensated, or currently intends to employ, retain or compensate, any person to make solicitations or recommendations to the shareholders of the Company on its behalf with respect to the Offer or the Merger.

ITEM 6.  INTEREST IN SECURITIES OF THE SUBJECT COMPANY

     No transactions in the Shares have been effected during the past 60 days by the Company or, to the best of the Company's knowledge, by any executive officer, director or affiliate of the Company.

ITEM 7.  PURPOSES OF THE TRANSACTION AND PLANS OR PROPOSALS

     Except for the Company's obligations pursuant to the Merger Agreement, the Company is not undertaking or engaged in any negotiations in response to the Offer that relate to (i) a tender offer for or other acquisition of the Company's securities by the Company, any of its subsidiaries, or any other person; (ii) any extraordinary transaction, such as a merger, reorganization or liquidation, involving the Company or any of its subsidiaries; (iii) any purchase, sale or transfer of a material amount of assets of the Company or any of its subsidiaries; or (iv) any material change in the present dividend rate or policy, or indebtedness or capitalization, of the Company.

     There are no transactions, board resolutions, agreements in principle or signed contracts entered into in response to the Offer that relate to one or more of the matters referred to in this Item 7.

ITEM 8.  ADDITIONAL INFORMATION

     None.

ITEM 9.  EXHIBITS

     The following Exhibits are filed herewith:

EXHIBIT
NO.           DESCRIPTION
-------       -----------
(a)(1)        Letter to the Company's Shareholders, dated as of December
              13, 2001 (included in this Statement and being mailed to
              Stockholders).
(a)(2)        Opinion of D.A. Davidson, dated December 11, 2001 (included as Annex A hereto).
(a)(3)        Joint Press Release of the Company and Parent, dated
              December 13, 2001 (included in this Statement as Annex B).
(a)(4)        The Offer to Purchase, dated December 13, 2001 (incorporated herein by reference to Exhibit (a)(1)(A) to the Schedule TO of the Purchaser filed on December 13, 2001).
(a)(5)        The Letter of Transmittal (incorporated herein by reference to Exhibit (a)(1)(C) to the Schedule TO of the Purchaser
              filed on December 13, 2001).
(e)(1)        Form of Convertible Unsecured Note.
(e)(2)        Form of Warrant.
(e)(3)        May 2001 Loan Agreement with major shareholder.
(e)(4)        August 2001 Loan and Security Agreement with major
              shareholder.
(e)(5)        November 13, 2001, Secured Convertible Promissory Note
              issued by the Company in favor of Purchaser.
(e)(6)        November 13, 2001, Security and Pledge Agreement between the
              Company and Purchaser.
(e)(7)        November 30, 2001, Pledge Agreement between the Company and
              Purchaser.
(e)(8)        November 30, 2001, Pledge Agreement between the Company's
              Canadian holding company and Purchaser.
(e)(9)        November 30, 2001, Guarantee Agreement between the Company's
              Canadian holding company and Purchaser.
(e)(10)       Agreement and Plan of Merger, dated as of December 11, 2001, among the Company, Parent and Purchaser (incorporated by
              reference to Exhibit (d)(1) to the Schedule To of the
              Purchaser filed on December 13, 2001).
(e)(11)       Shareholders' Agreements, dated December 12, 2001, among
              Parent, Purchaser, the Company, Michael Eichner and Jaap van
              der Meer.
(e)(12)       Share Option Agreement, dated as of December 12, 2001,
              between the Company and Purchaser (incorporated by reference to Exhibit (d)(2) to the Schedule TO of the Purchaser filed on December 13, 2001).

                                   SIGNATURE

     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

                                          ALPNET Inc.

                                                     /s/ JOHN W. WITTWER
                                          By:
                                          --------------------------------------

                                            John W. Wittwer
                                            Chief Financial Officer
Dated: December 13, 2001

                                    ANNEX A

                               D.A.DAVIDSON LHEAD

December 11, 2001

Board of Directors
A Inc.
4460 South Highland Drive, Suite 100
Salt Lake City, Utah 84124-3543

Members of the Board:

You have requested our opinion as to the fairness, from a financial point of view, to the shareholders of ALPNET, Inc. ("ALPNET") of the consideration to be delivered to such shareholders in connection with the proposed Tender Offer and Merger (each as defined below) pursuant to the Agreement and Plan of Merger (the "Agreement") by and among SDL plc and its wholly owned subsidiary, Arctic Inc. (collectively "SDL") and ALPNET. We have assumed that the terms of the Transaction are as set forth in the December 10, 2001 draft Agreement.

SUBJECT TO THE TERMS OF THE AGREEMENT, SDL WILL COMMENCE A TENDER OFFER FOR ALL THE SHARES OF ALPNET (THE "SHARES") AT A PRICE EQUAL TO $0.21 PER SHARE IN CASH FOR EACH SHARE ACCEPTED (THE "TENDER OFFER"). THE AGREEMENT FURTHER PROVIDES THAT, FOLLOWING PURCHASE OF THE SHARES PURSUANT TO THE TENDER OFFER, SDL WILL BE MERGED WITH AND INTO ALPNET (THE "MERGER" AND TOGETHER WITH THE TENDER OFFER, THE "TRANSACTION") AND EACH OUTSTANDING SHARE NOT ACQUIRED BY SDL IN THE TENDER OFFER WILL BE CONVERTED INTO THE RIGHT TO RECEIVE $0.21 IN CASH. IN ADDITION, ALPNET WILL ISSUE TO SDL AN OPTION TO PURCHASE ALPNET SHARES AT $0.21 PER SHARE (THE "OPTION"). THE OPTION WILL BE EXERCISABLE ONLY IF SDL HAS ACQUIRED 75% OR MORE OF ALPNET'S SHARES PURSUANT TO THE TENDER OFFER AND WILL EXPIRE ON THE EARLIER OF THE MERGER OR TERMINATION OF THE AGREEMENT.

In arriving at our opinion, we have reviewed various financial and operating information relating to ALPNET, including, and without limitation, historical financial reports of ALPNET, reports filed with the SEC, internal operating reports and analyses, and related information. We have also held discussions with ALPNET's management regarding the business, its recent operating results, its financial condition and future prospects.

We have additionally examined and considered financial and stock market data for similar public companies, the publicly available financial terms of certain other similar business combinations, and other analyses and considerations that we deemed relevant.

In conducting our review and arriving at our opinion, we have relied, without independent investigation, upon the accuracy and completeness of all financial and other information publicly available or provided to us by ALPNET. We have also assumed the reasonableness of and relied upon the estimates and judgments of management of ALPNET as to the future business and financial prospects. We have not made an independent evaluation or appraisal of the assets or liabilities (contingent or otherwise) of ALPNET, nor have we been furnished with any such evaluations or appraisals. Our opinion is necessarily based upon economic, market, financial and other conditions as they exist and can be evaluated on the date hereof and the information provided to us through the date hereof.

D.A. Davidson & Co. is engaged in the valuation of companies and their securities in the course of its business as an investment firm. We have been engaged by ALPNET to render various financial advisory and investment banking services. For our services, including rendering this opinion, we will receive a fee from ALPNET.

Board of Directors
December 10, 2001
Page Two

It is understood that this letter is intended solely for the benefit and use of the Board of Directors of ALPNET in its consideration of the Transaction and is not intended to be and does not constitute a recommendation to any shareholder as to whether or not any holder of Shares should tender such Shares or how such shareholder should vote with respect to the Merger. This letter may be reprinted in full in ALPNET's Schedule 14D-9 (or successor form) with respect to the Tender Offer and ALPNET's proxy statement or information statement, if any, with respect to the Merger.

Based upon and subject to the foregoing, it is our opinion that, as of the date hereof, the consideration to be delivered to the shareholders of ALPNET in connection with the Transaction is fair, from a financial point of view, to such shareholders.

Very truly yours,

D.A. DAVIDSON & CO.

By: /s/ D.J. Shaw
    ----------------------------------
                 D.J.SHAW
Daren J. Shaw
Managing Director

                                    ANNEX B

     The following press release was disseminated on December 13, 2001 with respect to the proposed acquisition by SDL plc (LSE: SDL) of ALPNET Inc., (OTCBB: AILP.OB).

ALPNET INC. AND SDL PLC ANNOUNCE MERGER AGREEMENT WITH CASH TENDER OFFER

     Salt Lake City, UTAH and LONDON, December 13 /Dow Jones News Service/ -- ALPNET Inc., (OTCBB: AILP.OB) ("ALPNET") and SDL plc (listed on the London stock exchange ticker: SDL) ( "SDL") today announced that they have entered into a merger agreement to enable SDL to acquire all of the outstanding shares of ALPNET pursuant to a cash tender offer at $0.21 per share for all of the outstanding Common Shares of ALPNET, representing an approximately 62 percent premium over yesterday's last reported sale price of $0.13.

     The ALPNET Board of Directors approved this transaction and received a favorable fairness opinion from D.A. Davidson, its financial advisor.

     Following completion of the cash tender offer and necessary approvals, the merger agreement provides that SDL will consummate a merger in which all of the remaining ALPNET shareholders will receive the same price paid in the tender offer in cash. The transaction is subject to approval by SDL's shareholders, net external debt of ALPNET not exceeding $14 million, ALPNET having at least $5 million of net assets and to other customary conditions.

     "We look forward to combining our businesses for the benefit of our customers, employees and shareholders," said Mark Lancaster, SDL's Chairman and Chief Executive Officer. Michael Eichner, Chairman of ALPNET commented, "Considering the difficult economic conditions and the resulting effect on ALPNET's financial condition and continuing cash shortage we are pleased we have been able to attain a transaction that allows ALPNET shareholders to get cash for their shares at a substantial premium to recent market prices."

     SDL is a public limited company organized under the laws of England and Wales. For more information on SDL, see our Web site at www.sdlintl.com.

     ALPNET is one of the largest, publicly owned, dedicated providers of complete multilingual information management solutions, with a worldwide network of offices and resources. ALPNET helps corporations deploy into international markets faster and more efficiently, through intelligent use and reuse of multilingual informational assets. ALPNET offers an extensive range of services based on innovative, proven technologies, including strategic InfoCycle(TM) consulting, Web and software localisation, and document translation and publishing. Visit our Web site at www.alpnet.com for more information on our services and solutions. For additional information on FastTrackXML from ALPNET, please contact us at consultant@alpnet.com.

     The description contained herein is neither an offer to purchase nor a solicitation of an offer to sell shares of ALPNET. At the time the tender offer is commenced, SDL will file a Tender Offer Statement and ALPNET will file a Solicitation/Recommendation Statement with respect to the offer. The Tender Offer Statement (including an offer to purchase, a related letter of transmittal and other offer documents) and the Solicitation/Recommendation Statement will contain important information that should be read carefully before any decision is made with respect to the offer. The offer to purchase, the related letter of transmittal and certain other documents, as well as the Solicitation/RecommendationStatement, will be made available to all shareholders of ALPNET, at no expense to them. The Tender Offer Statement (including an offer to purchase, a related letter of transmittal and other offer documents) and the Solicitation/Recommendation Statement will also be available at no charge at the SEC's website at www.sec.gov.

     This release contains forward-looking statements, which are made pursuant to the safe-harbour provisions of the private securities litigation reform act of 1995. Expressions of future goals and similar expressions reflecting something other than historical fact are intended to identify forward-looking statements, but are not the exclusive means of identifying such statements. These forward-looking statements involve a number of risks and uncertainties, some of which are out of the control of ALPNET and SDL. None of the companies undertakes any obligations to revise or update any forward-looking statements in order to reflect events or circumstances that may arise after the date of this release.

                                       B-1